

December 8, 2010

Via U.S. Mail and Facsimile

Charles Bradley, Jr.
Chief Executive Officer
Consumer Portfolio Services, Inc.
19500 Jamboree Road
Irvine, CA 92612

> **Re: Consumer Portfolio Services, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 8, 2010**
> **File No. 333-168976**

Dear Mr. Bradley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed December 8, 2010

Prospectus Cover Page

1. Based on telephone conversations with Mark Creatura and Mark Harris, it is our understanding that you intend for this registration statement to cover the issuance of new renewable unsecured subordinated notes, the renewals of such notes and the renewal of already outstanding renewable unsecured subordinated notes. Please revise to clarify what transactions you intend to register.

Risk Factors

<u>We May Have Rescission Liability in Connection with Sales of Our Renewable Unsecured
Subordinated Notes to Certain Purchasers, page 12</u>

2. We note the rescission liability of $5.1 million disclosed here and on page 20. However,
    this amount seems inconsistent with your response to comment 4 in our letter dated
    October 28, 2010. Please advise or revise. In addition, please revise to reflect the
    liability as of the date of your next amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with respect
    to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility for
    the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the federal
    securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

Charles Bradley, Jr.
Consumer Portfolio Services, Inc.
December 8, 2010
Page 3

        Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3366 with any questions.

                                        Sincerely,

                                        Michael Seaman
                                        Special Counsel

cc: Mark Harris, Esq.
            Andrews Kurth LLP